SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JANUARY 2024
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: January 16, 2024

List of materials

Documents attached hereto:

i) Press release: Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Group Corporation into Sony Thermo Technology Inc.

January 16, 2024
Sony Group Corporation

Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Group Corporation into Sony Thermo Technology Inc.

Sony Group Corporation (“SGC”) today announced that Sony Thermo Technology Inc. (“STTI”) will succeed to certain rights and obligations related to SGC’s wearable thermos devices “REON” business (“Business”) by an “absorption-type company split” (“Company Split”) as of April 1, 2024, as set forth below.

Certain information is omitted from this announcement since the Company Split is a “small-scale company split” with SGC’s wholly-owned subsidiary.

1.
Purpose of the Company Split

In the Business, SGC has operated the development, sale and supply of wearable thermal devices called “REON POCKET,” which regulate body temperature through surface contact, since 2020, and has provided a connected service called “REON WIZ,” which utilizes a cloud platform to help users personalize their temperature control, since February 2023.  In October 2023, STTI was established as a legal entity to operate the Business with the objective of continuous expansion of the Business.  The Company Split will be implemented with the aim to enhance the competitiveness of the Business through further expansion by leveraging business alliances and to speed up decision-making related to the Business.

2.	Summary of the Company Split

(1)	Schedule of the Company Split

Approval of the Company Split agreement
(by the representative corporate executive officer)	January 16, 2024
Execution of the Company Split agreement	January 26, 2024 (scheduled)
Effective date of the Company Split	April 1, 2024 (scheduled)

*	SGC will perform the Company Split without obtaining shareholder approval of the Company Split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the Company Split The method of the Company Split is an absorption-type company split between SGC (as the splitting company) and STTI (as the successor company).

(3)
Details of consideration allotted upon the Company Split

STTI will issue 8,850 common shares of STTI to SGC upon the completion of the Company Split as consideration for the assets, liabilities, agreements, and other rights and obligations to be succeeded by STTI.

(4)
Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of SGC upon the completion of the Company Split.

(5)	Increase or decrease of the stated capital upon the Company Split There will be no increase or decrease in SGC’s stated capital upon the completion of the Company Split.

(6)
 Rights and obligations to be succeeded by the successor company

STTI, as the successor company, will succeed to certain rights and obligations related to the Business, such as assets, liabilities, agreements, and other rights and obligations as set forth in the Company Split agreement.

(7)
Expectation on the performance capabilities of the successor company’s obligations

SGC expects that STTI will be able to perform its obligations that become due after the effective date of the Company Split.

3.	Summary of both parties (unless otherwise noted, the numbers and information shown below are as of March 31, 2023 for SGC (see Note 1 below) and as of October 2, 2023 for STTI)

(1)	Summary of both parties

Trade name	Sony Group Corporation (Splitting Company)	Sony Thermo Technology Inc. (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer, Chairman and CEO	Kenji Ito Representative Director
Business	Game & Network Services, Music, Pictures, Entertainment, Technology & Services, Imaging & Sensing Solutions, Financial Services and All Other	Wearable thermal devices and other electronic and electric machinery and appliances
Stated capital	¥ 881,356 million (as of December 31, 2023)	¥ 10 million
Date of incorporation	May 7, 1946	October 2, 2023
Number of shares issued	1,261,231,889 shares (as of December 31, 2023)	1,000 shares
Fiscal year-end	March 31	March 31
Major shareholders and shareholding ratio (as of September 30, 2023)
The Master Trust Bank of Japan, Ltd. (Trust Account)
18.65%
Citibank as Depositary Bank for Depositary Receipt Holders
9.29%
Custody Bank of Japan, Ltd. (Trust Account)
7.06%
State Street Bank West Client – Treaty 505234
2.06%
Government of Norway
1.62%

Sony Group Corporation 100%

Financial status and operating results for the last fiscal year (Note 1)
Net assets	¥ 6,598,537 million (consolidated) (Note 2)	¥ 10 million (non-consolidated)
Total assets	¥ 31,154,095 million (consolidated)	¥ 10 million (non-consolidated)
Net assets per share	¥ 5,345.12 (consolidated) (Note 2)	¥ 10,000 (non-consolidated)
Net sales	¥ 10,974,373 million (consolidated) (Note 2)	-
Operating income	¥ 1,302,389 million (consolidated)	-
Ordinary income	¥ 1,274,496 million (consolidated) (Note 2)	-
Net income	¥ 1,005,277 million (consolidated) (Note 2)	-
Net income per share	¥ 813.53 (consolidated) (Note 2)	-

Note 1:	Since SGC has applied International Financial Reporting Standards (“IFRS”) 17 “Insurance Contracts” (“IFRS 17”) instead of IFRS 4 “Insurance Contracts” (“IFRS 4”) from the beginning of the three months ended June 30, 2023, the financial data for the fiscal year ended March 31, 2023 has been restated in accordance with IFRS 17.

Note 2:	Since SGC prepares its consolidated financial statements in accordance with IFRS, “Equity attributable to Sony Group Corporation’s stockholders,” “Equity attributable to Sony Group Corporation’s stockholders per share,” “Sales and financial services revenue,” “income before income taxes,” “net income attributable to Sony Group Corporation’s stockholders” and “net income attributable to Sony Group Corporation’s stockholders per share of common stock” are stated in place of “Net assets,” “Net assets per share,” “Net sales,” “Ordinary income,” “Net income” and “Net income per share,” respectively.

(2)	Summary of business subject to the Company Split SGC’s wearable thermal device business.

(3)	Operating results of the Business transferred by the Company Split for the fiscal year ended March 31, 2023

Sales:	¥ 606 million
Gross profit:	¥ 340 million
Operating income:	¥ 68 million

(4)	Assets and liabilities to be succeeded upon the Company Split (as of March 31, 2023)

Assets:	¥ 132 million
Liabilities:	¥ 0

4.
Status after the Company Split

Upon the completion of the Company Split, there will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the Business transferred by the Company Split) or the fiscal year-end of SGC and STTI.  After a planned capital increase to be implemented by the management of STTI to STTI as of April 1, 2024, the stated capital of STTI will be changed to ¥ 15 million and major shareholders and shareholding ratio of STTI will be changed to SGC (approximately 90.78%) and the management of STTI (approximately 9.22%).

5.	Outlook after the Company Split No material impact on SGC’s consolidated financial results for the fiscal year ending March 31, 2024 is anticipated as a result of the completion of the Company Split.

(For reference) SGC’s consolidated financial forecast for the fiscal year ending March 31, 2024, which was announced on November 9, 2023, and its consolidated financial results for the fiscal year ended March 31, 2023, are presented in the table below.
(Yen in millions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Group Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2024	12,400,000	1,170,000	1,160,000	880,000
Consolidated financial results for the fiscal year ended March 31, 2023	10,974,373	1,302,389	1,274,496	1,005,277

Note: Since SGC has applied IFRS 17 instead of IFRS 4 from the beginning of the three months ended June 30, 2023, the financial data for the fiscal year ended March 31, 2023 has been restated in accordance with IFRS 17.

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